UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-3863
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AVIATION COMMUNICATIONS AND
SURVEILLANCE SYSTEMS 401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
L3Harris Technologies, Inc.
1025 West NASA Blvd.
Melbourne, Florida 32919

AVIATION COMMUNICATIONS AND
SURVEILLANCE SYSTEMS 401(K) PLAN
Audited Financial Statements and Supplemental Schedule
As of December 31, 2019 and 2018
and for the Year Ended December 31, 2019

 AVIATION COMMUNICATIONS AND SURVEILLANCE SYSTEMS 401(K) PLAN
Index to Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm - Buchbinder, Tunick & Company LLP	1

Report of Independent Registered Public Accounting Firm - Grant Thornton LLP	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4(i)* — Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibits:

23.1 - Consent of Independent Registered Public Accounting Firm - Buchbinder, Tunick & Company LLP	14

23.2 - Consent of Independent Registered Public Accounting Firm - Grant Thornton LLP	15

* Refers to item number in Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2019
All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Employee Benefits Committee of
Aviation Communications and Surveillance System 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Aviation Communications and Surveillance Systems 401(k) Plan (the "Plan") as of December 31, 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB.  As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion in accordance with the standards of the PCAOB.
Our audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan's management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2020.

/s/ Buchbinder Tunick & Company LLP
Bethesda, MD
June 29, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Aviation Communications and Surveillance Systems 401(k) Plan:

Opinion on the financial statements
We have audited the accompanying statement of net assets available for benefits of the Aviation Communications and Surveillance Systems 401(k) Plan (the "Plan") as of December 31, 2018, the related statement of changes in net assets available for benefits for the year then ended (not separately included herein), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor from 2017 to 2019.

New York, New York
June 19, 2019

AVIATION COMMUNICATIONS AND SURVEILLANCE SYSTEMS 401(K) PLAN
Statements of Net Assets Available for Benefits

	December 31, 2019	December 31, 2018
	(in thousands)
Assets:
Interest in Master Trust	$70,227	$53,112
Receivables:
Employer contributions	312	56
Participant contributions	—	71
Notes receivable from participants	892	845

Total receivables	1,204	972

Net assets available for benefits	$71,431	$54,084

See accompanying notes to financial statements.

AVIATION COMMUNICATIONS AND SURVEILLANCE SYSTEMS 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2019
 (in thousands)

Additions:
Contributions:
Employer	2,256
Participant	2,918
Rollover	843

Total contributions	6,017
Interest on notes receivable from participants	46

Total additions	6,063

Deductions:
Benefits payments	(4,297)
Administrative expenses	10

Total deductions	(4,287)

Plan interest in Master Trust, net investment income	15,571
Net change in plan assets available for benefits	17,347
Net assets available for benefits, beginning of year	54,084

Net assets available for benefits, end of year	$71,431

See accompanying notes to financial statements.

AVIATION COMMUNICATIONS AND SURVEILLANCE SYSTEMS 401(K) PLAN
Notes to the Financial Statements
December 31, 2019 and 2018
NOTE 1 — DESCRIPTION OF PLAN

A.
General — The Aviation Communications and Surveillance Systems 401(k) Plan (the “Plan”) was established effective June 1, 2001. Aviation Communications and Surveillance Systems, LLC (the “Company”) maintains the Plan for its eligible employees. The Company was a wholly-owned subsidiary of L3 Technologies, Inc. (“L3”) until June 29, 2019, when it became a wholly-owned subsidiary of L3Harris Technologies, Inc. (“L3Harris”) as a result of completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the “Merger Agreement”), by and among Harris Corporation (“Harris”), Leopard Merger Sub Inc., a direct wholly owned subsidiary of Harris (“Merger Sub”), and L3, which included Merger Sub merging with and into L3, with L3 continuing as the surviving corporation and a direct wholly owned subsidiary of Harris, and Harris changing its name to “L3Harris Technologies, Inc.” The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution 401(k) plan and was administered by the Benefit Plan Committee appointed by L3 until June 29, 2019 and the Employee Benefits Committee of L3Harris thereafter (each, during the relevant period, the “Plan Administrator”). The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants may direct their investment to a combination of different funds, which were held in the L3 Technologies, Inc. Master Savings Trust (the “Master Trust”), managed by Fidelity Management Trust Company (“FMTC”), as Trustee through December 30, 2019. Effective December 31, 2019, the Plan’s funds were transferred to the L3Harris Retirement Savings Plan Master Trust managed by Northern Trust, as Trustee.

B.
Participant Contributions — Generally, all eligible employees can participate in the Plan, as of their date of hire, and may contribute from 1% to 25% of eligible compensation, as defined in the plan document. Participants may contribute to the Plan on a pre-tax or after-tax basis, or on a combined pre-tax and after-tax basis. The Company has authority to limit contributions by highly compensated employees to contributions not to exceed 8% of eligible compensation, if needed to help the Plan pass discrimination testing. A participant may elect to increase, decrease, suspend or resume contributions at any time. The election will become effective as soon as administratively practicable. The Internal Revenue Code (“IRC”) limited the maximum amount an employee may contribute on a pre-tax basis in 2019 to $19,000 for participants under 50 years of age and $25,000 for participants 50 years of age and older. In addition, participants may rollover amounts to the Plan from another qualified retirement plan or certain individual retirement arrangements (“IRAs”). Participants are 100% vested in their individual contributions and earnings thereon. Participants have the option of investing employee contributions in the L3Harris Stock Fund (prior to June 29, 2019, the L3 Stock Fund), as well as other available investment options offered by the Master Trust.

Each newly hired eligible employee of the Company will be deemed to have elected to contribute 3% per pay period to the Plan on a pre-tax basis. The contribution will commence on or after the 60th day following the employee’s date of hire. Before the 60th day after an employee’s hire date, the employee may elect to opt out of the automatic enrollment, change the contribution amount or elect to contribute on a different tax basis.
An employee who is automatically enrolled in the Plan will have his or her pre-tax contributions invested in an investment fund designated by the Plan Administrator as the qualified default investment alternative (“QDIA”). The QDIA for the Plan is the appropriate age-based Fidelity Freedom K Fund.

C.
Vesting — Participants hired on or after July 1, 2007 immediately are 100% vested in Company contributions and earnings thereon. Company contributions and earnings thereon for Plan participants hired before July 1, 2007 become vested on a five-year graduated basis (20% per year, commencing with one year of service). Participants will also become fully vested in Company contributions and earnings thereon upon 1) termination due to disability, 2) termination due to death or 3) the participant’s 65th birthday if the participant is actively employed by the Company on that date.

D.
Participant Accounts — Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions on the participant’s behalf and (b) the participant’s portion of the Plan’s interest in the Master Trust net investment gain (loss), and may be charged with certain administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

E.
Employer Contributions — Generally, employer contributions are made in the form of L3Harris common stock and invested in the L3Harris Stock Fund (and prior to June 29, 2019 were made in the form of L3 common stock and invested in the L3 Stock Fund). A participant may make an investment election to transfer employer contributions to other investment options.

The Company matches 75% of participants’ contributions up to 8% of total compensation, which, after five years of service, increases to 100% of participants’ contributions up to 8% of eligible compensation.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Interest in Master Trust — Investment assets of the Plan were maintained in the Master Trust administered by FMTC, as Trustee through December 30, 2019. The Plan participated in the Master Trust along with the L3 Technologies Master Savings Plan, and these plans together are collectively referred to as the Participating Plans. On December 31, 2019, the L3 Technologies Master Savings Plan was merged into the L3Harris Retirement Savings Plan, and the assets and liabilities of the L3 Technologies Master Savings Plan became assets and liabilities of the L3Harris Retirement Savings Plan. As described in Note 1, effective December 31, 2019, the Plan’s funds were transferred to the L3Harris Retirement Savings Plan Master Trust managed by Northern Trust, as Trustee.
The interest in the Master Trust represents the Plan’s specific interest in the assets of the Master Trust. The assets consist of units of funds that were maintained by FMTC through December 30, 2019 and Northern Trust effective December 31, 2019. Contributions, benefit payments and certain administrative expenses are specifically identified and charged to the Plan.
Valuation of Investments — The investment in the Master Trust is stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company. Refer to Note 4 for additional information and disclosure provided for the fair value of the Plan’s investments.
As a result of the transactions completed pursuant to the Merger Agreement described in Note 1, effective June 29, 2019 each share of L3 held in the L3 Stock Fund was converted into 1.30 shares of L3Harris and transferred to the L3Harris Stock Fund. The L3Harris Stock Fund and L3 Stock Fund are unitized funds as of December 31, 2019 and 2018, respectively. As unitized funds, the fund’s value is determined by its underlying assets consisting primarily of shares of L3Harris common stock as of December 31, 2019 and L3 common stock as of December 31, 2018, in addition to an interest in the Fidelity Institutional Money Market Fund sufficient to meet the Fund’s daily cash requirements. The L3Harris Stock Fund’s and L3 Stock Fund’s unit price is computed by the Trustee daily. Shares of common stock held in the L3Harris Stock Fund as of December 31, 2019 and L3 Stock Fund as of December 31, 2018 are valued at the last reported quoted market price of a share on the last trading day of the year. The money market fund is valued at cost plus accrued interest, which approximates fair value.
The Fidelity Managed Income Portfolio II - Class 3 (“MIP Fund”), a common/collective trust fund investment, is stated at fair value. The beneficial interest in the net assets of the MIP Fund is represented by units.
Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimates relate to valuations of investments in the Master Trust.
The Plan’s investments are stated at fair value. Refer to Note 4 for additional information and disclosures provided for the fair value of the Plan’s investments.
Investment Transactions and Investment Income/Loss — Investment transactions by the Master Trust are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Forfeited Contributions — Non-vested Company contributions and earnings thereon are forfeited upon a participant’s five-year break in service or withdrawal of a participant’s vested balance, if earlier. Forfeited contributions are used to reduce future Company contributions and to pay Plan expenses. Forfeited contributions utilized during 2019 were $12,914. Forfeited contributions available for future use were $1,960 and $13,306 as of December 31, 2019 and 2018, respectively.
Benefits Payments — Benefit payments are recorded when paid.
Plan Expenses — The Plan provides for the payment of administrative expenses including trustee, record keeping, and consulting expenses from available forfeited contributions. Loan administration fees are charged to participants. In the event that forfeited contributions are not available, the Company pays for other administrative expenses. Taxes and investment fees related to the stock or mutual funds or other investment funds are paid from the net assets of such funds. Administrative expenses are presented net of income received from the Plan manager.
Risk and Uncertainties — The Plan provides for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
New Accounting Standards — In August 2018, Financial Accounting Standards Board issued Accounting Standards Update 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Plan is currently assessing the timing and impact of adopting the updated provisions.
NOTE 3 — MASTER TRUST
As described in Note 2, effective December 31, 2019, the Plan’s funds were transferred to the L3Harris Retirement Savings Plan Master Trust. The Plan’s funds were held in the L3 Technologies, Inc. Master Savings Trust on December 31, 2018.

	Master Trust Balances		Plan’s interest in Master Trust Balances
	2019	2018	2019	2018
ASSETS	(in thousands)
Investments at fair value:
Interest bearing cash	$5,734	$—	$—	$—
Money market fund	34,674	23,711	96	282
Preferred stocks	10,173	—	—
Brokerage window account	49,639	—	—	—
Corporate bonds and debentures	829	—	—	—
Partnership interests	308	—	—	—
L3 common stock	—	1,265,920	—	15,031
L3Harris common stock	2,134,044	—	21,768	—
Common stocks	1,239,679	—	—	—
Common/collective trust fund	5,003,019	577,605	6,725	6,450
Registered investment companies (mutual funds)	3,916,095	3,386,617	41,638	31,349
Total investments at fair value	$12,394,194	$5,253,853	$70,227	$53,112
Investments at contract value:
Synthetic guaranteed investment contracts	$1,112,330	$—	$—	$—
Receivables:
Accrued interest & dividends	1,187	—	—	—
Due from broker for securities sold	1,023	—	—	—
Total receivables	2,210	—	—	—
Total assets	$13,508,734	$5,253,853	$70,227	$53,112
LIABILITIES
Due to broker for securities purchased	476	—	—	—
Total liabilities	476	—	—	—
NET ASSETS	$13,508,258	$5,253,853	$70,227	$53,112

The net investment income of the Master Trust and the Plan’s portion of the net investment income for the year ended December 31, 2019 are presented in the table below.

	Master Trust	Plan’s Portion
	(in thousands)

Net investment income:
Net appreciation in investments	$1,203,508	$12,969
Interest and dividend income	263,593	2,602
Net investment income	$1,467,101	$15,571
Net appreciation in the fair value of the investments consists of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends are allocated to the Participating Plans based upon plan account balances.
NOTE 4 — FAIR VALUE MEASUREMENTS
The Plan applies the accounting standards for fair value measurement to all of the Plan’s investments that are measured and recorded at fair value. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. The three levels of the fair value hierarchy defined by the standard are described below:

•
Level 1 — quoted market prices available in active markets for identical assets or liabilities as of the reporting date. The Plan’s Level 1 investments include money market funds, common stock and mutual funds, whose fair values are derived from quoted market prices.

•	Level 2 — pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable. The Plan does not have any Level 2 investments.

•	Level 3 — pricing inputs that are generally unobservable and not corroborated by market data. The Plan does not have any Level 3 investments.
Investments in the Master Trust measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2019.

	Fair Value Measurements Using Input Type

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$5,734	$—	$ —	$5,734
Money market fund	34,674	—	—	34,674
Preferred stocks	—	10,173	—	10,173
Brokerage window account	49,639	—	—	49,639
Corporate bonds & debentures	829	—	—	829
Partnership interests	308	—	—	308
Common stocks	3,373,723	—	—	3,373,723
Registered investment companies	3,916,095	—	—	3,916,095

Total investment measured at fair value	$7,381,002	$10,173	$ —	$7,391,175
Other investments measured at NAV (1) (2)				$5,003,019
Total investments in Master Trust				$12,394,194

Investments in the Master Trust measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2018.

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$—	$—	$ —	$—
Money market fund	23,711	—	—	23,711
Preferred stocks	—	—	—	—
Brokerage window account	—	—	—	—
Corporate bonds & debentures	—	—	—	—
Partnership interests	—	—	—	—
Common stocks	1,265,920	—	—	1,265,920
Registered investment companies	3,386,617	—	—	3,386,617

Total investment measured at fair value	$4,676,248	$—	$—	$4,676,248
Other investments measured at NAV (1) (2)				577,605
Total Investments in Master Trust				$5,253,853

(1)
In accordance with ASU 2015-07, certain investments that are measured at fair value using the net asset value (“NAV”) per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

(2)
All of the Master Trust’s other investments measured using NAV as of December 31, 2019 and 2018, consisted of an investment in a common/collective trust fund, whose fair value was based on the NAV at the end of each month as a practical expedient to estimating fair value. This practical expedient was not used when it was determined to be probable that the fund would sell the investment for an amount different than the reported NAV. The NAV was calculated by the fund manager and was based on the fair value of the fund’s holdings determined as of the end of each month. Issues and redemptions were permitted daily and recorded upon receipt of the holder’s instructions based on the determined NAV. There were no restrictions on redemption or unfunded commitments as of December 31, 2019 and 2018.

NOTE 5 — BENEFIT-RESPONSIVE INVESTMENT CONTRACTS
The Plan, through its Master Trust, holds investments in the MIP Fund. All investment contracts held by the MIP Fund are held directly between the MIP Fund and the issuer of the contract and are nontransferable. The MIP Fund is designed to invest in investment contracts offered by major insurance companies and in fixed income securities. The MIP Fund’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the MIP Fund invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into wrap contracts issued by third parties, and invests in cash equivalents represented by shares in a money market fund. FMTC seeks to minimize the exposure of the MIP Fund to credit risk through, among other things, diversification of the wrap contracts across an approved group of issuers. The MIP Fund’s ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations.
NOTE 6 — BENEFIT PAYMENTS
Prior to termination of employment, a participant may withdraw all or any portion of his or her after-tax or rollover balance, and if the participant has attained age 55, his or her vested matching contribution balance. A participant also may receive a distribution while employed for financial hardship (as defined in the Plan) or after attainment of age 59-1/2. Upon termination, participants may receive the vested portion of their account balance as soon as practicable, in either a lump sum or in periodic installments as provided for in the Plan document at the participants’ option. Terminated participants who have a vested account balance in excess of $1,000 may elect to leave their account balance in the Plan and withdraw it at any time, but not later than the April 1 following the calendar year that the participant attains age 70-1/2. A participant generally will be eligible to rollover his or her vested account to another qualified retirement plan or IRA.
NOTE 7 — LOANS
The Plan provides for loans to active participants. Participants may not have more than one loan outstanding at any time and the maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant’s account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate plus one percent, and the maximum term of a loan is five years, or thirty years if used to purchase a principal residence.
Loan repayments are made through payroll deductions, with principal and interest credited to the participants’ fund accounts. Repayment of the entire balance is permitted at any time. Participants who terminate employment may continue to repay their outstanding loans as permitted by the Plan document. Participant loans are collateralized by the participant’s vested account balance. Notes receivable from participants includes both the outstanding principal balance and accrued interest. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.
NOTE 8 — TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated December 2, 2014, that the Plan is designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s counsel believe that the Plan as amended is qualified under Section 401(a) of the IRC and the related trust is exempt from federal income taxes.
Based on U.S. GAAP requirements, management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken within twelve months that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.
The Plan recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. There were no interest and penalties included in the Plan’s financial statements.
NOTE 9 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company to Fidelity Investments Institutional Operations Company, Inc. for record keeping services related to the Plan were $22,613 for the year ended December 31, 2019.
As described in Note 2, on June 29, 2019, each share of L3 common stock converted into the right to receive 1.30 shares of L3Harris common stock as a result of the transactions completed pursuant to the Merger Agreement described in Note 1.
The Plan’s specific interest in the L3Harris Stock Fund includes 110,013 shares of L3Harris common stock valued at $21,768,232 as of December 31, 2019. The Plan’s specific interest in the L3 Stock Fund included 86,555 shares of L3 common stock valued at $15,031,222 as of December 31, 2018. The Plan received aggregate dividends on the L3Harris Stock Fund and L3 Stock Fund in the amount of $163,627 and $145,923, respectively, for the year ended December 31, 2019.
NOTE 10 — PLAN TERMINATION
Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate the Plan at any time, subject to the provisions of ERISA. In the event of a discontinuance of contributions and/or termination of the Plan, plan participants will become 100% vested in Company contributions and earnings thereon, and upon a plan termination, the net assets of the Plan will be distributed to the participants and their beneficiaries in accordance with the provisions of ERISA.
NOTE 11 — SUBSEQUENT EVENT
The Plan evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued.
Effective January 1, 2020, the Plan was amended to adopt changes to the Plan in connection with the merger described in Note 1. The amendment included, among other things, updating and/or clarifying Plan definitions, participant eligibility, contributions and vesting along with updates to conform with regulatory changes as required.
On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.
The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. Because the values of the Plan’s individual investments have fluctuated and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.
On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (CARES) Act.” The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions under the CARES Act and has implemented for 2020, for eligible participants, the following: special tax-favored distributions up to $100,000, an increase to the available loan amount as described in Note 7 to the lesser of $100,000 or 100% of the participant’s vested account balance, and loan repayment delay up to one year.

SUPPLEMENTAL INFORMATION
AVIATION COMMUNICATIONS AND SURVEILLANCE SYSTEMS 401(K) PLAN
E.I.N. 86-1027973
Plan Number 002
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2019

(in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(d) Cost	(e) Value
	Interest in Master Trust	$—	$70,227
*	Participant loans (1)	—	892
	Total	—	$71,119

Note:	Cost information has not been included in column (d) because all investments are participant-directed.
*	Party-in-interest to the Plan
(1)	Consists of participant loans with interest rates ranging from 4.25% to 8.50%, maturing through April 2046.

See Report of Independent Registered Certified Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Aviation Communications and Surveillance Systems 401(k) Plan

By:	/s/ Adam Histed
Title:	Authorized Signatory,
Employee Benefits Committee of L3Harris Technologies, Inc.
Date: June 29, 2020

EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated June 29, 2020, with respect to the financial statements and supplemental information included in the Annual Report of Aviation Communications and Surveillance Systems 401(k) Plan on Form 11-K for the year ended December 31, 2019. We consent to the incorporation by reference of said report in the Registration Statements of L3Harris Technologies, Inc. on Form S-8 (File No. 333-232482).
/s/ Buchbinder Tunick & Company LLP
Bethesda, MD
June 29, 2020

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated June 19, 2019, with respect to the financial statements included in the Annual Report of Aviation Communications and Surveillance Systems 401(k) Plan on Form 11-K for the year ended December 31, 2019. We consent to the incorporation by reference of said report in the Registration Statements of L3Harris Technologies, Inc. on Form S-8 (File No. 333-232482).
.
/s/ GRANT THORNTON LLP
New York, New York
June 29, 2020